UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09055989

[redacted]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRIPOINT GLOBAL EQUITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

RECD S.E.C.
MAR 2 2009
803

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET
NEW YORK, NY 10004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBB & Associates Ltd., LLP
(Name - *if individual, state last, first, middle name*)

2500 Willcrest Dr. Suite 150 (Address) **Houston,** (City) **TX** (State) **77042** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tripoint Global Equities, LLC.** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Financial & Operations Principal
Title

Notary Public

KAREN A. LUTZ No. 01LU4980073
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Apr. 8, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPOINT GLOBAL EQUITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008

TRIPOINT GLOBAL EQUITIES, LLC
Table of Contents

Independent Auditors' Report

Board of Directors
Tripoint Global Equities, LLC
Gaithersburg, MD

We have audited the accompanying statement of financial condition of Tripoint Global Equities, LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for year ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tripoint Global Equities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
February 24, 2009

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	42,092
Prepaid expenses		10,530
Total current assets		52,622
Fixed assets, net		13,078
Total Assets	$	65,700

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	15,150
Total current liabilities		15,150
Total liabilities		15,150
Members Equity		50,550
Total liabilities and member's equity	$	65,700

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Income
For the year ended December 31, 2008

Revenue:		
Private placement fees	$	2,181,650
Mark to market adjustment		(491,889)
Interest income		669
Total income		1,690,430
Expenses:		
Consulting and professional fees		657,857
Occupancy and other expenses		49,780
Total expenses		707,637
Net income	$	982,793

The accompanying notes are an integral part of the financial statements

TIRPOINT GLOBAL EQUITIES
Statement of Changes in Member's Equity
For the year ended December 31, 2008

Member's equity at December 31, 2007		$	52,757
Contributions from members:			
Cash contributions	35,000		
Cash distributions	(1,020,000)		
Net contributions from members			(985,000)
Net income			982,793
Member's equity at December 31, 2008		$	50,550

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2008

CASH FLOWS FROM FINANCING ACTIVITIES:		
Net income	$	982,793
Adjustments to reconcile net income to cash provided by operating activities:		
Non-cash items:		
Depreciation expense		4,522
Securities received as consideration for private placement services		(472,849)
Mark to market adjustments		491,889
Other changes in current assets and liabilities:		
Accounts payable and accrued expenses		6,080
Advances		(5,000)
Prepaid expenses		(2,069)
Net cash provided by operating activities		1,005,366
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flow provided by investment activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments for capital withdrawals		(1,020,000)
Proceeds from capital contributions		35,000
Net cash used by financing activities		(985,000)
Net increase in cash		20,366
Cash, beginning of year		21,726
Cash, end of year	$	42,092

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note A – Organization

Tripoint Global Equities, LLC (the "Company"), a Maryland limited liability company organized in November 2006, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company conducts business by providing corporate finance consulting that may from time to time include consultation regarding mergers and/or acquisitions. The Company received its FINRA approval for membership on May 21, 2007. The Company's sole Member is TPF Holdings, LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Note B – Summary of Significant Accounting Policies

Statement Presentation

The Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expense Recognition

Revenues from consulting services are recognized when the transaction closes and realization is reasonably assured. Expenses are recognized as they are incurred.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. From time to time, the Company's bank deposits exceed the federally insured limit of $100,000.

Securities

Investments in equity securities warrants are stated at market value and transactions are recorded on the trade date. Changes in market value are recognized in the Company's results of operations as mark to market adjustments.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, as well as securities warrants. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in these financial statements.

Fixed Assets

Fixed assets are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note B – Summary of Significant Accounting Policies (continued)

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for payment of Federal, state or local income taxes. All revenues and expenses retain their character and pass through directly to the Company's parent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Pronouncements

Management does not anticipate any recently issued accounting pronouncement will have a material impact on the financial position of the Company.

Note C – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $26,942, which was $21,942 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

Note D – Related Party Transactions

The Company shares office space and personnel with it's sole Member, for which it is charged monthly. For the period ended December 31, 2008, rental expenses amounted to $4,200.

Note E - Concentrations

During 2008, approximately 97% of the Company's revenues were fees associated with a private placement transaction with a single customer, including approximately $473,000 of revenue related to the receipt of securities purchase warrants ("warrants"). Revenue was recorded based on the fair value of the warrants at the date of receipt. The warrants were revalued to $0 later in the year and recorded as a mark to market adjustment in the accompanying financial statements.

TRIPOINT GLOBAL EQUITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2008

Total Ownership Equity	$	50,550
Less: non-allowable assets		(23,608)
Net capital before haircuts on securities positions		26,942
Haircuts on securities positions		-
Net capital (1)	$	26,942
Total aggregate indebtedness	$	15,150
Computation of basic net capital requirement		
Minimum capital required [under subparagraph (a)(2) or Rule 15c3-1]	$	5,000
Excess of net capital over minimum requirement	$	21,942
Ratio of aggregate indebtedness to net capital		0.56 to 1

(1) As of December 31, 2008, there are no material differences between the audited computation of net capital and the company's unaudited computation of net capital as per Part IIA of the company's December 31, 2008 quarterly Form X-17A-5 FOCUS report.

TRIPOINT GLOBAL EQUITIES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

Exemption Provisions

The Company does not receive or otherwise hold funds or securities for, owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers of
Tripoint Global Equities, LLC
400 Professional Drive, Suite 310
Gaithersburg, MD 20879

In planning and performing our audit of the financial statements and supplemental schedules of Tripoint Global Equities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
Houston, TX
February 24, 2009